UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING THE AMENDMENT OF DIVIDEND FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2014

On November 8, 2013, the registrant filed with the Tokyo Stock Exchange a notice regarding the amendment of its dividend forecast for the fiscal year ending March 31, 2014.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: November 8, 2013

November 8, 2013

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

NOTICE REGARDING THE AMENDMENT OF DIVIDEND FORECAST

FOR THE FISCAL YEAR ENDING MARCH 31, 2014

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that, at a meeting of its board of directors held today, NTT resolved to amend its forecast of dividend per share for the fiscal year ending March 31, 2014, as stated below.

1.	Reasons for the amendment

NTT has identified the return of profits to shareholders as an important management goal and considers the enhancement of shareholder returns in the medium term to be a key policy. NTT plans to increase its dividend as a result of taking into account a full range of factors, including business performance, financial standing and dividend payout ratio, while also giving consideration to stability and sustainability.

2.	Details of the amendment

Annual Dividends
	End of second quarter		Year-end		Total
Year Ending March 31, 2014 (Forecasts when previous annual results were announced)	—		80 (yen	)	160 (yen	)

Year Ending March 31, 2014 (Revised Forecast)	—		90 (yen	)	170 (yen	)

Year Ending March 31, 2014 (Results)	80 (yen	)	—		—

Year Ended March 31 2013 (Results)	80 (yen	)	80 (yen	)	160 (yen	)

For further information, please contact: Takuro Hanaki Investor Relations Office Finance and Accounting Department Nippon Telegraph and Telephone Corporation TEL: +81-3-5205-5581 FAX: +81-3-5205-5589